ChipMOS TECHNOLOGIES INC.
No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

June 22, 2016

Via E-mail

Amanda Ravitz
Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for ChipMOS TECHNOLOGIES INC.

Amendment No. 3 to Registration Statement on Form F-4

Filed June 21, 2016

File No. 333-209733

Dear Ms. Ravitz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ChipMOS TECHNOLOGIES INC. (the “Company”) hereby respectfully request that the effective date of Amendment No. 3 to the Registration Statement on Form F-4, No. 333-209733, filed on June 21, 2015 (the “Registration Statement”), be accelerated, so that the Registration Statement become effective on 4:00 p.m. on June 23, 2016, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Davis Polk & Wardwell LLP.

The Company understand and acknowledge that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ChipMOS TECHNOLOGIES INC.
By:	/s/ Shih-Jye Cheng
Chairman and President

cc:	James C. Lin, Esq. (Davis Polk & Wardwell LLP)